FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month June 2014 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On June 1, 2014, ANSYS and towerjazz deliver power noise and reliability sign-off design kit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TOWER SEMICONDUCTOR LTD.

Date: June 1, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS RELEASE	ANSYS Contacts:	Media	Yukari Ohno 408.457.2000 yukari.ohno@ansys.com Tom Smithyman 724.514.3076 tom.smithyman@ansys.com
Investors	Annette Arribas 724.514.1782 annette.arribas@ansys.com
TowerJazz Contacts:	Media	Lauri Julian 949.715.3049 lauri.julian@towerjazz.com Tom Smithyman 724.514.3076 tom.smithyman@ansys.com

Investors	Noit Levi +972-4-604-7066 noit.levi@towerjazz.com

         ANSYS AND TOWERJAZZ DELIVER POWER NOISE AND RELIABILITY SIGN-OFF DESIGN KIT

Collaboration enables mutual customers to achieve faster design closure, minimize cost and maximize manufacturing yield

PITTSBURG, PA and NEWPORT BEACH, CA, May 29, 2014 – ANSYS, Inc. (NASDAQ: ANSS) and TowerJazz (NASDAQ/ TASE: TSEM), the global specialty foundry leader, announced today collaboration to deliver comprehensive power noise and reliability sign-off flow for mutual customers using ANSYS Totem and ANSYS PathFinder. These tools are essential since voltage drop and specialized reliability checks such as electromigration (EM) and electrostatic discharge (ESD) simulations cannot be performed using Layout Versus Schematic (LVS), Design Rule Check (DRC) and extracted simulation tools.  With increased use of analog and RF ICs in a variety of electronic systems including consumer, automotive, medical and industrial applications, the ability to accurately predict the performance of these ICs prior to production has become a critical design challenge.

Through this collaboration, ANSYS and TowerJazz created a foundry certified power noise analysis process design kit (PDK) that includes reference flow guidelines, collateral, example test cases and flow setup guidance that will enable analog and RF designers to produce optimized integrated circuits (ICs) faster and with confidence, minimizing cost and maximizing manufacturing yield.  The reference flow enables mutual customers to efficiently utilize Totem and PathFinder and facilitate the manufacturing of their products in accordance with TowerJazz’s process requirements.

“As the mixed-signal and analog content increase in various markets, a robust and foundry certified power noise and reliability sign-off flow becomes critical,” said Aveek Sarkar, vice president of product engineering and support at Apache Design, a subsidiary of ANSYS. “By collaborating with TowerJazz, we are able to provide optimized tools and methodologies for joint customers to enable a clean design flow, higher yield and reduced field failures.”

“A close collaboration between TowerJazz and Apache on custom analog design kit development enables our customers to efficiently deliver more robust and reliable designs for next-generation electronic products,” said Ori Galzur, vice president of VLSI design center at TowerJazz. “This design kit will enable our customers to use the industry’s standard power, noise and reliability sign-off solution on our industry leading technology.”

The ANSYS portfolio of product offerings will be showcased at the Design Automation Conference (DAC) June 2-4 in booth #1413. TowerJazz’s reference design demo will be shown at this conference on June 3 in booth #1301.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz also owns 51% of TowerJazz Panasonic Semiconductor Company, Ltd. (TPSCo) through a joint venture with Panasonic Corporation. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS capabilities. Through TPSCo, TowerJazz offers additional capacity as well as leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies. TowerJazz provides a world-class design enablement platform that enables a quick and accurate design cycle. TowerJazz also offers Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing for its customers, TowerJazz operates two manufacturing facilities in Israel, one in the U.S., and four in Japan. For more information, please visit www.towerjazz.com.

About ANSYS, Inc.

ANSYS brings clarity and insight to customers' most complex design challenges through fast, accurate and reliable engineering simulation. Our technology enables organizations ― no matter their industry ― to predict with confidence that their products will thrive in the real world. Customers trust our software to help ensure product integrity and drive business success through innovation. Founded in 1970, ANSYS employs more than 2,600 professionals, many of them expert in engineering fields such as finite element analysis, computational fluid dynamics, electronics and electromagnetics, and design optimization. Headquartered south of Pittsburgh, U.S.A., ANSYS has more than 75 strategic sales locations throughout the world with a network of channel partners in 40+ countries. Visit www.ansys.com for more information.

ANSYS also has a strong presence on the major social channels. To join the simulation conversation, please visit: www.ansys.com/Social@ANSYS

ANSYS and any and all ANSYS, Inc. brand, product, service and feature names, logos and slogans are registered trademarks or trademarks of ANSYS, Inc. or its subsidiaries in the United States or other countries. All other brand, product, service and feature names or trademarks are the property of their respective owners.